Exhibit 99.1

Caterpillar Inc.
1Q 2013 Earnings Release

April 22, 2013

FOR IMMEDIATE RELEASE

<u>**Caterpillar Reports First-Quarter Results, Revises Outlook and**</u>
<u>**Announces Resumption of Stock Repurchase**</u>

PEORIA, Ill. — Caterpillar Inc. (NYSE: CAT) today reported profit per share of $1.31 in the first quarter of 2013, down from first-quarter 2012 profit per share of $2.37. First-quarter 2013 sales and revenues were $13.210 billion, a decline from $15.981 billion in the first quarter of 2012. Profit was $880 million in the first quarter of 2013, compared with $1.586 billion in the first quarter of 2012.

"In our year-end 2012 financial release, we said the first quarter of 2013 would be challenging, and it certainly was. As expected, inventory changes were a major factor. Caterpillar and our dealers usually add inventory in the first quarter to prepare for higher end-user demand in the spring and summer. In the first quarter of 2012, we added about $2 billion to inventory, but this year, we cut inventory by about a half billion dollars. In the first quarter of 2012, Cat dealers added machine inventory of about $875 million, and this year, they reduced machine inventory by about $700 million. Those are significant year-to-year swings, and coupled with moderating end-user demand, resulted in sales and revenues being down 17 percent," said Caterpillar Chairman and Chief Executive Officer Doug Oberhelman.

"Considering the magnitude of the decline in sales and production, I am very pleased with our performance in the first quarter. We did a good job managing costs and made even more progress on inventory reduction. Operating cash flow was a highlight in the quarter and improved nearly $900 million from the first quarter of 2012. Better cash flow and the strength of our balance sheet are enabling us to resume stock repurchases," Oberhelman added.

Outlook

We have revised our outlook for 2013 to reflect sales and revenues in a range of $57 to $61 billion, with profit per share of about $7.00 at the middle of the sales and revenues outlook range. The previous outlook for 2013 sales and revenues was a range of $60 to $68 billion and profit per share of $7.00 to $9.00.

(more)

"What's happening in our business and in the economy overall is a mixed picture. Conditions in the world economy seem relatively stable, and we continue to expect slow growth in 2013," said Oberhelman.

"As we began 2013, we were concerned about economic growth in the United States and China and are pleased with the relative stability we have seen so far this year. In the United States, we are encouraged by progress so far and are becoming more optimistic on the housing sector in particular. In China, first quarter economic growth was slightly less than many expected, but in our view, remains consistent with slow growth in the world economy. In fact, our sales in China were higher in the first quarter of 2013 than they were in the first quarter of 2012, and machine inventories in China have declined substantially from a year ago," said Oberhelman.

"We have three large segments: *Construction Industries*; *Power Systems;* and *Resource Industries*, which is mostly mining. While expectations for Construction Industries and Power Systems are similar to our previous outlook, our expectations for mining have decreased significantly. Our revised 2013 outlook reflects a sales decline of about 50 percent from 2012 for traditional Cat machines used in mining and a decline of about 15 percent for sales of machines from our Bucyrus acquisition," said Oberhelman.

"From an operational standpoint, we have taken action to align production, costs and capital expenditures with the sales and revenues outlook. While 2013 will be a challenging year, we are confident about the long-term prospects for our business, and when conditions improve, the steps we have taken will position us well to serve our customers and deliver better financial results," added Oberhelman.

Stock Repurchase

In February 2007, the Board of Directors authorized the repurchase of $7.5 billion of Caterpillar stock, and in December 2011, the authorization was extended through December 2015. Through the end of 2008, $3.8 billion of the $7.5 billion authorization was spent, and no shares of stock have been repurchased since then. We will resume the program in the second quarter and expect repurchases of about $1 billion.

"The recent decline in the Caterpillar stock price combined with balance sheet strength and positive cash flow has provided an opportune time to resume the stock repurchase program," said Oberhelman.

Notes:

- **Glossary of terms is included on pages 17-18; first occurrence of terms shown in bold italics.**
- **Information on non-GAAP financial measures is included on page 19.**

For more than 85 years, Caterpillar Inc. has been making sustainable progress possible and driving positive change on every continent. With 2012 sales and revenues of $65.875 billion, Caterpillar is the world's leading manufacturer of construction and mining equipment, diesel and natural gas engines, industrial gas turbines and diesel-electric locomotives. The company also is a leading services provider through Caterpillar Financial Services, Caterpillar Remanufacturing Services and Progress Rail Services. More information is available at: http://www.caterpillar.com.

Caterpillar contact: Jim Dugan, Corporate Public Affairs, (309) 494-4100 (Office) or (309) 360-7311 (Mobile)

FORWARD-LOOKING STATEMENTS

Certain statements in this Press Release relate to future events and expectations and are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as "believe," "estimate," "will be," "will," "would," "expect," "anticipate," "plan," "project," "intend," "could," "should" or other similar words or expressions often identify forward-looking statements. All statements other than statements of historical fact are forward-looking statements, including, without limitation, statements regarding our outlook, projections, forecasts or trend descriptions. These statements do not guarantee future performance, and we do not undertake to update our forward-looking statements.

Caterpillar's actual results may differ materially from those described or implied in our forward-looking statements based on a number of factors, including, but not limited to: (i) global economic conditions and economic conditions in the industries and markets we serve; (ii) government monetary or fiscal policies and infrastructure spending; (iii) commodity or component price increases, fluctuations in demand for our products, or limited availability of raw materials and component products, including steel; (iv) our and our customers', dealers' and suppliers' ability to access and manage liquidity; (v) political and economic risks and instability, including national or international conflicts and civil unrest; (vi) our and Cat Financial's ability to: maintain credit ratings, avoid material increases in borrowing costs, and access capital markets; (vii) the financial condition and credit worthiness of Cat Financial's customers; (viii) changes in interest rates or market liquidity; (ix) changes in financial services regulation; (x) inability to realize expected benefits from acquisitions, including ERA Mining Machinery Limited, and divestitures, including the divestiture of the Bucyrus International, Inc. distribution business to our independent dealers; (xi) international trade and investment policies; (xii) market acceptance of our products and services; (xiii) changes in the competitive environment, including market share, pricing and geographic and product mix of sales; (xiv) successful implementation of capacity expansion projects, cost reduction initiatives and efficiency or productivity initiatives, including the Caterpillar Production System; (xv) inventory management decisions and sourcing practices of our dealers or original equipment manufacturers; (xvi) compliance with environmental laws and regulations; (xvii) alleged or actual violations of trade or anti-corruption laws and regulations; (xviii) additional tax expense or exposure; (xix) currency fluctuations; (xx) our or Cat Financial's compliance with financial covenants; (xxi) increased pension plan funding obligations; (xxii) union disputes or other labor matters; (xxiii) significant legal proceedings, claims, lawsuits or investigations; (xxiv) compliance requirements imposed if carbon emissions legislation and/or regulations are adopted; (xxv) changes in accounting standards; (xxvi) failure or breach of information technology security; (xxvii) adverse effects of natural disasters; and (xxviii) other factors described in more detail under "Item 1A. Risk Factors" in our Form 10-K filed with the SEC on February 19, 2013 for the year ended December 31, 2012. This filing is available on our website at www.caterpillar.com/secfilings.

First Quarter 2013

(Dollars in millions except per share data)	First Quarter 2013		First Quarter 2012		$ Change		% Change
Machinery and Power Systems Sales	$	12,484	$	15,288	$	(2,804)	(18)%
Financial Products Revenues		726		693		33	5%
Total Sales and Revenues	$	13,210	$	15,981	$	(2,771)	(17)%
Profit	$	880	$	1,586	$	(706)	(45)%
Profit per common share - diluted	$	1.31	$	2.37	$	(1.06)	(45)%

- First-quarter sales and revenues of $13.210 billion were 17 percent lower than the first quarter of 2012.

- Profit per share was $1.31 in the first quarter of 2013, down $1.06 from the first quarter of 2012.

- Inventory continued to decline in the first quarter of 2013 and was about a half billion dollars below year-end 2012.

- *Machinery and Power Systems (M&PS)* operating cash flow was $1.089 billion in the first quarter of 2013, compared with $234 million in the first quarter of 2012.

- M&PS *debt-to-capital ratio* was 36.4 percent, down from 37.4 percent at year-end 2012.

2013 Outlook

- The revised 2013 sales and revenues outlook is a range of $57 to $61 billion. The previous sales and revenues outlook was a range of $60 to $68 billion.

- The decline in the outlook for sales and revenues is primarily related to mining equipment sales.

- The revised 2013 profit outlook is profit per share of about $7.00 at the middle of the sales and revenues outlook range. The previous profit outlook was a range of $7.00 to $9.00 per share.

- We expect capital expenditures for 2013 will be less than $3 billion. Capital expenditures were $3.4 billion in 2012.

CONSOLIDATED RESULTS

First Quarter 2013 vs. First Quarter 2012



Consolidated Sales and Revenues Comparison
First Quarter 2013 vs. First Quarter 2012
Millions of $
18,000
16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
15,981
(2,671)
129
(91)
(171)
33
13,210
1st Qtr 2012 Sales & Revenues
Sales Volume
Price Realization
Currency
Acquisitions / Divestitures
Financial Products Revenues
1st Qtr 2013 Sales & Revenues

The chart above graphically illustrates reasons for the change in Consolidated Sales and Revenues between the first quarter of 2012 (at left) and the first quarter of 2013 (at right). Items favorably impacting sales and revenues appear as upward stair steps with the corresponding dollar amounts above each bar, while items negatively impacting sales and revenues appear as downward stair steps with dollar amounts reflected in parentheses above each bar. Caterpillar management utilizes these charts internally to visually communicate with the company's Board of Directors and employees.

Sales and Revenues

Total sales and revenues were $13.210 billion in the first quarter of 2013, a decrease of $2.771 billion, or 17 percent, from the first quarter of 2012. When reviewing the change in sales and revenues, we focus on the following perspectives:

- Reason for the change: ***Sales volume*** decreased $2.671 billion. The majority of the decrease was related to changes in dealer new machine inventories. During the first quarter of 2012, dealers increased machine inventory about $875 million in anticipation of higher demand in the spring and summer. In the first quarter of 2013, dealers reduced their machine inventories by about $700 million to be better aligned with expected demand. In addition, the net impact of acquisitions and divestitures was unfavorable $171 million, and the impact of ***currency*** was unfavorable $91 million. These decreases were partially offset by increased ***price realization*** of $129 million. Financial Products revenues were $33 million higher.

- Sales by geographic region: Sales were negatively impacted by dealer inventory changes and declined in all geographic regions. While sales in Asia/Pacific declined, sales increased in China and were about flat in Japan.

- Segment: Sales decreased in all segments. Resource Industries' sales were down 23 percent, Construction Industries' sales decreased 17 percent, and Power Systems' sales were 12 percent lower. Financial Products' revenues were up 4 percent.

Consolidated Operating Profit



The chart above graphically illustrates reasons for the change in Consolidated Operating Profit between the first quarter of 2012 (at left) and the first quarter of 2013 (at right). Items favorably impacting operating profit appear as upward stair steps with the corresponding dollar amounts above each bar, while items negatively impacting operating profit appear as downward stair steps with dollar amounts reflected in parentheses above each bar. Caterpillar management utilizes these charts internally to visually communicate with the company's Board of Directors and employees. The bar entitled Other includes *consolidating adjustments* and *Machinery and Power Systems other operating (income) expenses*.

Operating profit for the first quarter of 2013 was $1.218 billion, a decline of $1.105 billion from the first quarter of 2012. The decrease was primarily the result of lower sales volume, increased *manufacturing costs* and the unfavorable impact from acquisitions and divestitures. These decreases were partially offset by improved price realization, increased operating profit at Financial Products and the favorable impact of currency primarily due to the Japanese yen.

Manufacturing costs increased $317 million. The increase was primarily due to unfavorable changes in cost absorption resulting from a decrease in inventory during the first quarter of 2013 and an increase in inventory during the first quarter of 2012, as well as inefficiencies driven by lower production in the first quarter of 2013. These impacts were partially offset by favorable material costs.

Acquisitions and divestitures negatively impacted operating profit by $128 million and included operating losses at *Siwei*, as well as the impact from selling portions of the Bucyrus distribution business to Cat dealers and the absence of profit from our third party logistics business, which was sold in the third quarter of 2012.

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Other Profit/Loss Items

- **Interest expense excluding Financial Products** increased $7 million from the first quarter of 2012.

- **Other income/expense** was income of $29 million compared with income of $88 million in the first quarter of 2012. The decrease was primarily due to the unfavorable impact of currency gains and losses.

- **The provision for income taxes** in the first quarter reflects an estimated annual tax rate of 29.5 percent, excluding the item discussed below, compared with 30 percent for the first quarter of 2012.

  As expected, the first-quarter 2013 tax provision also includes a benefit of $87 million primarily related to the research and development tax credit that was retroactively extended for 2012.

- **Profit/loss attributable to noncontrolling interests** favorably impacted profit by $23 million compared with the first quarter of 2012.

Global Workforce

Caterpillar worldwide full-time employment was 124,874 at the end of the first quarter of 2013 compared with 127,238 at the end of the first quarter of 2012, a decrease of 2,364 full-time employees. The flexible workforce decreased 9,047 for a total decrease in the global workforce of 11,411.

The decrease was the result of lower production and divestitures, partially offset by acquisitions. Divestitures, including the sale of a majority interest in our third party logistics business and portions of the Bucyrus distribution business, decreased the global workforce by 7,736. The acquisition of Siwei added 4,317 to the global workforce.

| | March 31, | | |
	2013	2012	Change
Full-time employment	124,874	127,238	(2,364)
Flexible workforce	16,319	25,366	(9,047)
Total	141,193	152,604	(11,411)
Summary of change			
U.S. workforce			(1,011)
Non-U.S. workforce			(6,981)
			(7,992)
Acquisitions/divestitures net			(3,419)
Total			(11,411)

SEGMENT RESULTS

Sales and Revenues by Geographic Region

(Millions of dollars)	Total	% Change	North America	% Change	Latin America	% Change	EAME	% Change	Asia/ Pacific	% Change
First Quarter 2013										
Construction Industries[1]	$ 4,197	(17)%	$ 1,525	(14)%	$ 595	(14)%	$ 953	(23)%	$ 1,124	(17)%
Resource Industries[2]	3,676	(23)%	1,033	(34)%	759	10%	923	(10)%	961	(36)%
Power Systems[3]	4,405	(12)%	1,815	(17)%	425	(13)%	1,236	(10)%	929	(1)%
All Other Segment[4]	217	(54)%	157	(30)%	8	(62)%	32	(78)%	20	(76)%
Corporate Items and Eliminations	(11)		(13)		—		1		1	
Machinery & Power Systems Sales	$ 12,484	(18)%	$ 4,517	(21)%	$ 1,787	(6)%	$ 3,145	(17)%	$ 3,035	(22)%
Financial Products Segment	795	4%	389	—	110	12%	139	9%	157	8%
Corporate Items and Eliminations	(69)		(37)		(6)		(6)		(20)	
Financial Products Revenues	$ 726	5%	$ 352	3%	$ 104	14%	$ 133	10%	$ 137	(1)%
Consolidated Sales and Revenues	$ 13,210	(17)%	$ 4,869	(20)%	$ 1,891	(5)%	$ 3,278	(16)%	$ 3,172	(21)%
First Quarter 2012										
Construction Industries[1]	$ 5,062		$ 1,780		$ 690		$ 1,233		$ 1,359	
Resource Industries[2]	4,778		1,560		690		1,030		1,498	
Power Systems[3]	4,987		2,178		491		1,377		941	
All Other Segment[4]	474		225		21		144		84	
Corporate Items and Eliminations	(13)		(11)		—		(1)		(1)	
Machinery & Power Systems Sales	$ 15,288		$ 5,732		$ 1,892		$ 3,783		$ 3,881	
Financial Products Segment	761		389		98		128		146	
Corporate Items and Eliminations	(68)		(46)		(7)		(7)		(8)	
Financial Products Revenues	$ 693		$ 343		$ 91		$ 121		$ 138	
Consolidated Sales and Revenues	$ 15,981		$ 6,075		$ 1,983		$ 3,904		$ 4,019	

[1]   Does not include inter-segment sales of $111 million and $130 million in first quarter 2013 and 2012, respectively.
[2]   Does not include inter-segment sales of $220 million and $328 million in first quarter 2013 and 2012, respectively.
[3]   Does not include inter-segment sales of $396 million and $675 million in first quarter 2013 and 2012, respectively.
[4]   Does not include inter-segment sales of $769 million and $907 million in first quarter 2013 and 2012, respectively.

Sales and Revenues by Segment

(Millions of dollars)	First Quarter 2012	Sales Volume	Price Realization	Currency	Acquisitions/ Divestitures	Other	First Quarter 2013	$ Change	% Change
Construction Industries	$ 5,062	$ (836)	$ 42	$ (71)	$ —	$ —	$ 4,197	$ (865)	(17)%
Resource Industries	4,778	(1,130)	52	(16)	(8)	—	3,676	(1,102)	(23)%
Power Systems	4,987	(616)	38	(4)	—	—	4,405	(582)	(12)%
All Other Segment	474	(93)	(1)	—	(163)	—	217	(257)	(54)%
Corporate Items and Eliminations	(13)	4	(2)	—	—	—	(11)	2	
Machinery & Power Systems Sales	$ 15,288	$ (2,671)	$ 129	$ (91)	$ (171)	$ —	$ 12,484	$ (2,804)	(18)%
Financial Products Segment	761	—	—	—	—	34	795	34	4%
Corporate Items and Eliminations	(68)	—	—	—	—	(1)	(69)	(1)	
Financial Products Revenues	$ 693	$ —	$ —	$ —	$ —	$ 33	$ 726	$ 33	5%
Consolidated Sales and Revenues	$ 15,981	$ (2,671)	$ 129	$ (91)	$ (171)	$ 33	$ 13,210	$ (2,771)	(17)%

Operating Profit by Segment

(Millions of dollars)	First Quarter 2013		First Quarter 2012		$ Change		% Change
Construction Industries	$	239	$	616	$	(377)	(61)%
Resource Industries		477		1,168		(691)	(59)%
Power Systems		598		812		(214)	(26)%
All Other Segment		192		218		(26)	(12)%
Corporate Items and Eliminations		(503)		(617)		114	
Machinery & Power Systems	$	1,003	$	2,197	$	(1,194)	(54)%
Financial Products Segment		273		205		68	33%
Corporate Items and Eliminations		9		(11)		20	
Financial Products	$	282	$	194	$	88	45%
Consolidating Adjustments		(67)		(68)		1	
Consolidated Operating Profit	$	1,218	$	2,323	$	(1,105)	(48)%

Construction Industries

Construction Industries' sales were $4.197 billion in the first quarter of 2013, a decrease of $865 million, or 17 percent, from the first quarter of 2012. The sales decrease was due to lower volume and the unfavorable impact of currency, partially offset by favorable price realization. The lower sales volume was primarily due to changes in dealer new machine inventories and decreases in dealer deliveries to end users. Dealer-reported new machine inventory was about flat during the first quarter of 2013 compared with an increase during the first quarter of 2012. Sales of new equipment declined, and sales of aftermarket parts were about flat. Sales declined in all geographic regions of the world.

Construction Industries' profit was $239 million in the first quarter of 2013 compared with $616 million in the first quarter of 2012. The decrease in profit was primarily due to lower sales volume and increased manufacturing costs, partially offset by favorable price realization. Higher manufacturing costs were driven by unfavorable changes in cost absorption resulting from a decrease in inventory during the first quarter of 2013 and an increase in inventory during the first quarter of 2012.

Resource Industries

Resource Industries' sales were $3.676 billion in the first quarter of 2013, a decrease of $1.102 billion, or 23 percent, from the first quarter of 2012. The sales volume decrease was primarily due to changes in dealer new machine inventories and decreases in dealer deliveries to end users. Dealer-reported new machine inventory decreased during the first quarter of 2013 compared with an increase during the first quarter of 2012. Improved price realization partially offset the decrease in sales volume. While sales for both new equipment and aftermarket parts declined, the more significant decrease was for new equipment.

Sales decreased in every region of the world except *Latin America*. The increase in Latin America sales was primarily due to the timing of shipments in the first quarter of 2012.

In the first quarter of 2013, mining companies continued to reduce capital expenditures, and new orders continued to be weak and were well below first quarter of 2012.

Resource Industries' profit was $477 million in the first quarter of 2013 compared with $1.168 billion in the first quarter of 2012. The decrease was a result of lower sales volume, higher manufacturing costs and the unfavorable impact from the acquisition of Siwei and the divestiture of portions of the Bucyrus distribution businesses. These decreases were partially offset by favorable price realization. Higher manufacturing costs were driven by lower production in the first quarter of 2013 and unfavorable changes in cost absorption resulting from a decrease in inventory during the first quarter of 2013 and an increase in inventory during the first quarter of 2012. Depreciation expense also increased.

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Power Systems

Power Systems' sales were $4.405 billion in the first quarter of 2013, a decrease of $582 million, or 12 percent, from the first quarter of 2012. The decrease was primarily the result of lower volume. Sales decreased in all regions. Sales were lower for nearly all applications, with the most significant decreases in electric power and industrial applications. More than one-third of the sales decline was a result of dealers reducing their inventory levels in the first quarter of 2013, compared with dealers increasing inventory levels in the first quarter of 2012.

Power Systems' profit was $598 million in the first quarter of 2013 compared with $812 million in the first quarter of 2012. The decrease was primarily due to lower sales volume and losses on a power-generation project in *EAME*. These unfavorable impacts were partially offset by favorable price realization, decreased SG&A and R&D expenses and the absence of expenses in the first quarter of 2012 from the closure of the Electro-Motive Diesel facility located in London, Ontario.

Financial Products Segment

Financial Products' revenues were $795 million, an increase of $34 million, or 4 percent, from the first quarter of 2012. The increase was primarily due to the favorable impact from higher average *earning assets* and an increase in Cat Insurance revenues. These increases were partially offset by the unfavorable impact from lower average financing rates on new and existing finance receivables and operating leases.

Financial Products' profit was $273 million in the first quarter of 2013, compared with $205 million in the first quarter of 2012. The increase was primarily due to a $49 million favorable impact from lower claims experience at Cat Insurance, which includes favorable reserve adjustments, and a $34 million favorable impact from higher average earning assets.

At the end of the first quarter of 2013, past dues at Cat Financial were 2.52 percent compared with 2.26 percent at the end of 2012. The increase in past dues from year-end is due to seasonality impacts. At the end of the first quarter of 2012, past dues were 3.19 percent. Write-offs, net of recoveries, were $10 million for the first quarter of 2013, down from $11 million for the first quarter of 2012.

As of March 31, 2013, Cat Financial's allowance for credit losses totaled $429 million or 1.49 percent of net finance receivables, compared with $426 million or 1.49 percent of net finance receivables at year-end 2012. The allowance for credit losses as of March 31, 2012, was $379 million or 1.47 percent of net finance receivables.

All Other Segment

All Other Segment includes groups that provide services such as component manufacturing, remanufacturing and logistics.

The decrease in sales and profit was primarily due to the absence of our third party logistics business, which was sold in the third quarter of 2012.

Corporate Items and Eliminations

Expense for corporate items and eliminations was $494 million in the first quarter of 2013, a decrease of $134 million from the first quarter of 2012. Corporate items and eliminations include: corporate-level expenses; timing differences, as some expenses are reported in segment profit on a cash basis; retirement benefit costs other than service cost; currency differences, as segment profit is reported using annual fixed exchange rates; and inter-segment eliminations.

The decrease in expense from the first quarter of 2012 was primarily due to the favorable impact of timing, partially offset by the unfavorable impact of currency. Segment profit for 2013 is based on fixed exchange rates set at the beginning of 2013, while segment profit for 2012 is based on fixed exchange rates set at the beginning of 2012. The difference in actual exchange rates compared with fixed exchange rates is included in corporate items and eliminations and is not reflected in segment profit.

2013 Outlook

2013 Economic Outlook

Our expectation for world economic growth is about the same as the outlook included with our year-end 2012 financial results. We anticipate overall world economic growth of about 2.5 percent—a small improvement from 2.3 percent in 2012.

Purchasing manager indicators improved in the first quarter, and industrial production increased in the majority of countries. Both indicate that world economic growth is benefiting from monetary easing that started 19 months ago.

Central banks continued easing in the first quarter, and we expect the world economy will continue to improve in 2013.

Key points related to this outlook include:

- The modest recovery in the world economy since the financial crisis has failed to address high unemployment. The number of unemployed in the world is up about 17 percent since 2007, and central banks are gradually switching their policy focus from inflation to growth and unemployment. We believe this trend will continue throughout 2013.

- Most central banks reduced interest rates over the past 19 months, and average short-term interest rates in the world are near lows reached during the financial crisis. We expect further rate cuts in coming months.

- With interest rates at or near record lows in many countries, some central banks injected more funds (quantitative easing) into financial systems to promote lending and economic growth. With both Japan and the United States following aggressive quantitative easing policies, we expect other countries will eventually implement similar policies.

- Unprecedented central bank easing has raised concerns about potential inflation problems. Central banks that raised interest rates to address inflation concerns have returned to lower rates as most economies have not shown an ability to support higher interest rates or reduced liquidity.

- Inflation has shown few signs of becoming a problem, particularly in developed economies. After nearly five years of near record low interest rates, average inflation in the world is near a 40-year low. We believe that high unemployment and modest economic growth will keep inflation under control at least through this year.

- Demand for most metals and thermal coal increased last year, despite 2012 being the weakest year for economic growth in the current recovery and with industrial production in over half the world's economies below 2008 peaks.

- Economic growth in 2013 should improve demand for most commodities, and we expect most prices will average slightly higher in 2013 than in 2012. We expect copper prices to average more than $3.25 per pound in 2013 and iron ore about $135 per ton. Iron ore is benefiting from an increase in steel production in China.

- U.S. natural gas prices averaged over 40 percent higher in the first quarter than a year earlier, reducing its attractiveness in generating electricity. As a result, we expect Central Appalachian coal prices should increase from $63 per ton in 2012 to $65 in 2013. We expect average Australian thermal coal prices in 2013 to be close to last year's $96 per metric ton. World coal production will likely increase slightly, with growth occurring in Asia.

- Last year, Australian mining companies increased capital expenditures more than 50 percent while their profits declined 33 percent. This imbalance, which we believe occurred in other countries as well, has prompted mining companies to reduce capital spending. We expect this adjustment will continue throughout 2013.

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Developed Countries:

- Developed economies recovered slowly from the financial crisis. Combined economic output in these countries is about even with the 2008 peak, representing nearly five years with no economic growth. Industrial production in the majority of these countries is below pre-recession peaks, and unemployment is up more than 40 percent.

- As a result, we expect interest rates in developed countries will remain at record lows throughout 2013, and that central banks will inject more liquidity into financial systems. Growth in developed countries should gradually accelerate throughout the year, improving to about 1.5 percent for the full year.

- We anticipate the U.S. Federal Reserve Board will maintain short-term interest rates near zero for the fifth consecutive year and expand its balance sheet at least another 30 percent. Consumer inflation averaged only 1.4 percent annually from 2008 to 2012 and is unlikely to develop into a problem this year. Overall, our expectations for U.S. economic growth are about the same as our previous outlook. We continue to expect growth of at least 2.5 percent in 2013.

- Housing starts in the United States averaged a 969 thousand-unit-annual rate in the first quarter of this year, the highest rate since 2008. We expect further improvement, with 2013 starts of about 1.1 million units. Housing affordability is near a record high, home prices are recovering, and the number of unsold new homes is near a 50-year low.

- Nonresidential construction in the United States improved in 2012, and we expect further increases this year. Positives include lower vacancy rates, higher property prices and some improvement in state and local government spending.

- Coal production in the United States declined 8 percent in the first quarter of 2013, but prices were within 5 percent of last year. Electric utilities generated more electricity and appeared to be allocating a higher fuel share to coal. We expect that some improvement in utilities coal burn and continued high coal exports should result in coal production down about 1 percent for the full-year 2013.

- We believe that economic policies in the Eurozone have not changed enough to address record high unemployment, a 20-year low in construction and over a year of declining output. We expect the Eurozone economy will decline close to 0.5 percent this year.

- We expect the rest of Europe will have modest growth, allowing marginal growth for all of Europe in 2013. Construction, however, is likely to decline.

- The Bank of Japan announced a target of a 45-percent increase in the monetary base by the end of this year, up from 20-percent growth in March. This aggressive program appears to be improving confidence. We expect about 1-percent growth in the Japanese economy. Construction orders, which are already increasing, should be up compared with last year.

Developing Countries:

- Developing countries cut interest rates in early 2013, and we expect further cuts this year will bring average rates close to lows reached during the financial crisis. We expect lower interest rates will improve economic growth to over 5 percent in 2013.

- Total credit advanced by the financial sector in China increased by a record amount in the first quarter, purchasing manager surveys improved, and infrastructure investment was up about 20 percent. Inflation has remained below target, which will likely allow the government to continue pro-growth policies throughout this year.

- As a result, we expect the Chinese economy will grow more than 8 percent this year, up from 7.8 percent last year. Construction activity is increasing, and we expect it will be up for the year. Imports of most key commodities increased in the early months of the year, and further growth is expected.

12

- Most other Asian countries also eased economic policies, and combined economic growth is expected to improve this year. Better growth should benefit construction.

- Inflation in most Latin American countries is within their central banks' target ranges, which should allow central banks to keep interest rates low. We expect regional economic growth will improve to over 3.5 percent in 2013, benefiting from a recovery in Brazil and slightly higher commodity prices. Growth in construction has outpaced that in the overall Latin American economy in each year of the current recovery, a trend that we expect will continue in 2013.

- We expect economic growth in both Africa/Middle East and CIS will be over 3.5 percent in 2013, close to growth rates achieved in 2012. Most countries maintained policy stances close to those adopted in the financial crisis, and we do not expect any major policy changes during the rest of this year.

Risks

- We believe that most countries tightened economic policies too early in the recovery from the financial crisis. As a result, world economic growth slowed in 2011 and again in 2012, resulting in the worst recovery in decades. Most countries have since reversed some of this tightening, but economies have been slower to respond than in 2009. Our concern is that central banks will again tighten policies prematurely as better economic growth emerges, particularly as some face criticism about the measures taken to deal with the slow economic growth.

- Eurozone leaders have shown almost no inclination to adopt more pro-growth economic policies. Without policy changes, we believe the current downturn, already five quarters long, may last throughout 2013.

Sales and Revenues Outlook

We expect 2013 sales and revenues to be in a range of $57 to $61 billion. The previous outlook was a range of $60 to $68 billion.

The primary reason for the decline in the outlook is lower mining-related sales in our Resource Industries segment. Over the past quarter, orders for mining equipment have been depressed and far below the first quarter of 2012. As a result, our expectations for mining-related sales in 2013 have been reduced substantially, and our revised outlook reflects a sales decline of about 50 percent from 2012 for traditional Cat machines used in mining and a decline of about 15 percent for sales of machines from our Bucyrus acquisition.

Expectations for Construction Industries and Power Systems are similar to the previous outlook, and overall aftermarket parts sales are similar to the previous outlook and close to 2012 levels.

2013 Profit Outlook

Profit is expected to be about $7.00 per share at the middle of the sales and revenues outlook range. The previous outlook for 2013 was a range of $7.00 to $9.00 per share. The lower profit expectation for 2013 is primarily a result of the decline in expected sales and revenues.

We have also lowered our expectations for 2013 capital expenditures. Capital expenditures are now expected to be below $3 billion in 2013, down from $3.4 billion in 2012.

13

QUESTIONS AND ANSWERS

Q1: Pessimism concerning investment by mining companies has increased over the past few months, and your expectations for sales of mining equipment have declined substantially. Can you comment on what is happening from your perspective and what it means for 2013 and beyond?

A: The trends we are observing in the mining industry are somewhat contradictory. World economic growth is relatively stable and seems to be on a path for continued improvement in 2013. Commodity consumption and production are increasing overall, and most mined commodity prices, while off their highs, are at attractive levels for continued investment when compared with historical levels.

However, despite generally positive economics for most of the mining industry, customers have cut their capital plans for 2013. Much of the new equipment mining companies will purchase this year was ordered before 2013 or was already in dealer inventory at the beginning of 2013. As a result of weak order rates, some cancellations and customers pushing out delivery times during the second half of 2012, product availability and customer lead times have improved significantly. As lead times for deliveries of new equipment have shortened, customers do not feel the need to place orders for equipment as far ahead as they did in 2011 and early 2012, further depressing order rates in 2013.

Our current 2013 outlook assumes continuing depressed order rates this year and production and sales levels for new equipment well below 2012. The outlook reflects a sales decline of about 50 percent from 2012 for traditional Cat machines used in mining and a decline of about 15 percent for sales of machines from our Bucyrus acquisition.

While it is too soon to provide expectations for 2014 and beyond, there are a couple of observations about the current year that may be helpful to keep in mind relative to the future. The first observation concerns dealer inventory. A significant portion of the year-over-year decline in our expected 2013 sales is a result of dealer inventory changes. In 2012, we sold more product than customers purchased from dealers, thus dealer inventory increased. In 2013, we expect to sell less than customers purchase from dealers, thus we expect dealer inventories to decline. The second observation is related to economics and commodity production. We expect the world economy to continue to modestly improve in 2013 and demand and production of most mined commodities to continue to increase. Increased consumption and production are usually positive for commodity prices and investment in the mining industry.

Q2: Can you comment on why aftermarket parts sales for Resource Industries declined slightly compared with the year earlier quarter?

A: Although first-quarter 2013 parts sales were lower than the first quarter of 2012, they were better than the fourth quarter of 2012. New machine shipments have been down as compared with last year, but commodity demand has remained positive, and equipment fleets are being utilized and require maintenance and support.

14

Q3: **In China, the "selling season" is underway. Can you provide more information on your sales and inventory in China?**

A: Dealer deliveries of machines to end users in China were down in the first quarter of 2013 compared with the first quarter of 2012. While dealer deliveries were down, they began to improve later in the quarter.

While dealer machine deliveries were down, total Caterpillar sales in China were higher than the first quarter of 2012. Sales were higher due to the absence of dealer inventory reductions that occurred in the first quarter of 2012 and an increase in Power Systems' sales.

In terms of inventory, significant progress has been achieved by both Caterpillar and our dealers. Inventory levels are getting close to where we believe they should be relative to sales and, as a result, we expect to begin increasing excavator production in China during the second quarter.

Q4: **Can you comment on overall changes in dealer machine inventories and how they are impacting Caterpillar sales?**

A: Dealer machine inventories declined about $700 million during the first quarter of 2013 and increased about $875 million in the first quarter of 2012. As a result, dealer inventory changes accounted for about half of the total change in sales and revenues between the first quarter of 2012 and the first quarter of 2013.

Q5: **Your inventory declined again in the first quarter of 2013 after about $2 billion of reduction in the fourth quarter of 2012. Can you comment on the inventory decline over the past two quarters?**

A: We are pleased with the work that was done throughout the company to achieve inventory reduction in both the fourth quarter of 2012 and the first quarter of 2013. The groundwork began in mid-2012 as economic indicators began to soften and actions were needed to bring inventory levels in line with expected demand. Based on softening economic conditions worldwide and the amount of finished goods we had available in our Product Distribution Centers (PDCs), dealers also took action to lower their inventories. As a result, new orders from dealers declined sharply in the third quarter of 2012, and we began lowering production schedules and incoming material purchases from suppliers around the world. While production schedules began to decline in the third quarter, the most significant impacts on production and inventory, including rolling plant shutdowns at a number of facilities, occurred in the fourth quarter of 2012 and continued into the first quarter of 2013. Inventory for all segments declined during the fourth quarter of 2012, and the first quarter decline was primarily Construction Industries' finished goods.

We anticipate some additional inventory reduction in 2013, primarily in Resource Industries related to mining products, to continue to align inventory with expected demand. However, reductions are expected to be less than over the past two quarters, and, as a result, we are planning to increase production in the second quarter of 2013 when compared with the first quarter of 2013.

Q6: **Can you comment on your order backlog at the end of the first quarter of 2013?**

A: At the end of the first quarter, the backlog was $20.4 billion compared with $20.2 billion at the end of 2012. Increases for Construction Industries and Power Systems were partially offset by a decrease for Resource Industries. Compared to the end of the first quarter of 2012, the order backlog declined significantly, primarily due to a reduction in mining-related products within Resource Industries.

Q7: **Can you comment on expense related to your short-term incentive compensation plans?**

A: Short-term incentive compensation expense is directly related to financial and operational performance. The first-quarter expense related to 2013 was about $120 million, and we expect the full year will be about $480 million. Short-term incentive compensation in the first quarter of 2012 was about $230 million, and full-year 2012 was about $825 million.

Q8: **Can you comment on M&PS operating cash flow for the first quarter of 2013?**

A: M&PS operating cash flow was $1.089 billion in the first quarter of 2013, compared with $0.234 billion in the first quarter of 2012. The improvement was due to a decrease in inventory during the first quarter of 2013 compared with an increase in inventory during the first quarter of 2012. In addition, short-term incentive compensation payments were higher in 2012. These favorable items were partially offset by lower profit and changes in accounts payable and customer advances.

M&PS operating cash flow in both quarters was negatively impacted by short-term incentive compensation payments—about $825 million in the first quarter of 2013 and about $1.2 billion in the first quarter of 2012.

Q9: How does your plan to repurchase Caterpillar stock in 2013 change your cash deployment strategy?

A: Our priorities for the use of cash are not changing and continue to be to maintain a strong financial position that helps preserve our credit rating, provide capital to support growth, appropriately fund employee benefit plans, pay dividends, and, finally, repurchase stock.

The plan is to be more opportunistic with stock repurchase when the stock price is attractive. We currently have a strong balance sheet, we are expecting positive cash flow, and our capital expenditure needs are moderating. As such, we believe it is an opportune time to resume the stock repurchase program.

In February 2007, the Board of Directors authorized the repurchase of $7.5 billion of Caterpillar stock, and in December 2011, this authorization was extended through December 2015. Through the end of 2008, $3.8 billion of the authorized $7.5 billion was spent, and no shares of stock have been repurchased since then. It is our intention to repurchase about $1 billion of stock under the existing Board authorization.

Q10: What is the expected impact of the recent weakening of the Japanese yen on Caterpillar?

A: We have a sizeable manufacturing presence in Japan, and while some of this production is sold in Japan, we are a net exporter, and, therefore, a weaker yen provides a cost benefit. While our Japanese competitors have diversified their manufacturing footprint to other regions of the world over the years, they still have a significant manufacturing base in Japan, and so a weaker yen provides a benefit to them as well.

GLOSSARY OF TERMS

1. **All Other Segment** — Primarily includes activities such as: the remanufacturing of Cat engines and components and remanufacturing services for other companies as well as the product management, development, manufacturing, marketing and product support of undercarriage, specialty products, hardened bar stock components and ground engaging tools primarily for Caterpillar products; logistics services; the product management, development, marketing, sales and product support of on-highway vocational trucks for North America (U.S. & Canada only); distribution services responsible for dealer development and administration, dealer portfolio management and ensuring the most efficient and effective distribution of machines, engines and parts. On July 31, 2012, we sold a majority interest in Caterpillar's third party logistics business.

2. **Consolidating Adjustments** — Eliminations of transactions between Machinery and Power Systems and Financial Products.

3. **Construction Industries** — A segment responsible for small and core construction machines. Responsibility includes business strategy, product design, product management and development, manufacturing, marketing, and sales and product support. The product portfolio includes backhoe loaders, small wheel loaders, small track-type tractors, skid steer loaders, multi-terrain loaders, mini excavators, compact wheel loaders, select work tools, small, medium and large track excavators, wheel excavators, medium wheel loaders, medium track-type tractors, track-type loaders, motor graders and pipe layers. In addition, Construction Industries has responsibility for Power Systems and three wholly-owned dealers in Japan and an integrated manufacturing cost center that supports Machinery and Power Systems businesses.

4. **Currency** — With respect to sales and revenues, currency represents the translation impact on sales resulting from changes in foreign currency exchange rates versus the U.S. dollar. With respect to operating profit, currency represents the net translation impact on sales and operating costs resulting from changes in foreign currency exchange rates versus the U.S. dollar. Currency includes the impact on sales and operating profit for the Machinery and Power Systems lines of business only; currency impacts on Financial Products revenues and operating profit are included in the Financial Products portions of the respective analyses. With respect to other income/expense, currency represents the effects of forward and option contracts entered into by the company to reduce the risk of fluctuations in exchange rates and the net effect of changes in foreign currency exchange rates on our foreign currency assets and liabilities for consolidated results.

5. **Debt-to-Capital Ratio** — A key measure of financial strength used by both management and our credit rating agencies. The metric is a ratio of Machinery and Power Systems debt (short-term borrowings plus long-term debt) to the sum of Machinery and Power Systems debt and stockholders' equity.

6. **EAME** — A geographic region including Europe, Africa, the Middle East and the Commonwealth of Independent States (CIS).

7. **Earning Assets** — Assets consisting primarily of total finance receivables net of unearned income, plus equipment on operating leases, less accumulated depreciation at Cat Financial.

8. **Financial Products Segment** — Provides financing to customers and dealers for the purchase and lease of Caterpillar and other equipment, as well as some financing for Caterpillar sales to dealers. Financing plans include operating and finance leases, installment sale contracts, working capital loans and wholesale financing plans. The segment also provides various forms of insurance to customers and dealers to help support the purchase and lease of our equipment.

9. **Latin America** — Geographic region including Central and South American countries and Mexico.

10. **Machinery and Power Systems (M&PS)** — Represents the aggregate total of Construction Industries, Resource Industries, Power Systems, and All Other Segment and related corporate items and eliminations.

11. **Machinery and Power Systems Other Operating (Income) Expenses** — Comprised primarily of gains/losses on disposal of long-lived assets, long-lived asset impairment charges, pension curtailment charges and employee redundancy costs.

12. **Manufacturing Costs** — Manufacturing costs exclude the impacts of currency and represent the volume-adjusted change for variable costs and the absolute dollar change for period manufacturing costs. Variable manufacturing costs are defined as having a direct relationship with the volume of production. This includes material costs, direct labor and other costs that vary directly with production volume such as freight, power to operate machines.

and supplies that are consumed in the manufacturing process. Period manufacturing costs support production but are defined as generally not having a direct relationship to short-term changes in volume. Examples include machinery and equipment repair, depreciation on manufacturing assets, facility support, procurement, factory scheduling, manufacturing planning and operations management.

13. **Power Systems** — A segment responsible for the product management, development, manufacturing, marketing, sales and product support of reciprocating engine powered generator sets, integrated systems used in the electric power generation industry, reciprocating engines and integrated systems and solutions for the marine and petroleum industries; reciprocating engines supplied to the industrial industry as well as Caterpillar machinery; the product management, development, manufacturing, marketing, sales and product support of turbines and turbine-related services; the development, manufacturing, remanufacturing, maintenance, leasing and service of diesel-electric locomotives and components and other rail-related products and services.

14. **Price Realization** — The impact of net price changes excluding currency and new product introductions. Consolidated price realization includes the impact of changes in the relative weighting of sales between geographic regions.

15. **Resource Industries** — A segment responsible for business strategy, product design, product management and development, manufacturing, marketing and sales and product support for large track-type tractors, large mining trucks, underground mining equipment, electric rope shovels, draglines, hydraulic shovels, drills, highwall miners, electric drive off-highway trucks, tunnel boring equipment, large wheel loaders, off-highway trucks, articulated trucks, wheel tractor scrapers, wheel dozers, select work tools, forestry products, paving products, industrial and waste products, machinery components and electronics and control systems. Resource Industries also manages areas that provide services to other parts of the company, including integrated manufacturing and research and development. In addition, Resource Industries segment profit includes the impact from divestiture of portions of the Bucyrus distribution business.

16. **Sales Volume** — With respect to sales and revenues, sales volume represents the impact of changes in the quantities sold for Machinery and Power Systems as well as the incremental revenue impact of new product introductions, including emissions-related product updates. With respect to operating profit, sales volume represents the impact of changes in the quantities sold for Machinery and Power Systems combined with product mix as well as the net operating profit impact of new product introductions, including emissions-related product updates. Product mix represents the net operating profit impact of changes in the relative weighting of Machinery and Power Systems sales with respect to total sales.

17. **Siwei** — ERA Mining Machinery Limited (ERA), including its wholly-owned subsidiary Zhengzhou Siwei Mechanical & Electrical Manufacturing Co., Ltd., commonly known as Siwei, which was acquired during the second quarter of 2012. Siwei primarily designs, manufactures, sells and supports underground coal mining equipment in China and is included in our Resource Industries segment.

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NON-GAAP FINANCIAL MEASURES

The following definition is provided for "non-GAAP financial measures" in connection with Regulation G issued by the Securities and Exchange Commission. This non-GAAP financial measure has no standardized meaning prescribed by U.S. GAAP and therefore is unlikely to be comparable to the calculation of similar measures for other companies. Management does not intend this item to be considered in isolation or substituted for the related GAAP measure.

Machinery and Power Systems

Caterpillar defines Machinery and Power Systems as it is presented in the supplemental data as Caterpillar Inc. and its subsidiaries with Financial Products accounted for on the equity basis. Machinery and Power Systems information relates to the design, manufacture and marketing of our products. Financial Products information relates to the financing to customers and dealers for the purchase and lease of Caterpillar and other equipment. The nature of these businesses is different, especially with regard to the financial position and cash flow items. Caterpillar management utilizes this presentation internally to highlight these differences. We also believe this presentation will assist readers in understanding our business. Pages 23-26 reconcile Machinery and Power Systems with Financial Products on the equity basis to Caterpillar Inc. consolidated financial information.

Caterpillar's latest financial results and outlook are also available via:
Telephone:
  (800) 228-7717 (Inside the United States and Canada)
  (858) 764-9492 (Outside the United States and Canada)
Internet:
  http://www.caterpillar.com/investor
  http://www.caterpillar.com/irwebcast (live broadcast/replays of quarterly conference call)
Caterpillar contact:
  Jim Dugan
  Corporate Public Affairs
  (309) 494-4100 (Office) or (309) 360-7311 (Mobile)
  mail to: Dugan_Jim@cat.com

Caterpillar Inc.
Condensed Consolidated Statement of Results of Operations
(Unaudited)
(Dollars in millions except per share data)

		Three Months Ended March 31,		
		2013		**2012**
Sales and revenues:				
Sales of Machinery and Power Systems	$	12,484	$	15,288
Revenues of Financial Products		726		693
Total sales and revenues		13,210		15,981
Operating costs:				
Cost of goods sold		9,639		11,237
Selling, general and administrative expenses		1,390		1,340
Research and development expenses		562		587
Interest expense of Financial Products		189		204
Other operating (income) expenses		212		290
Total operating costs		11,992		13,658
Operating profit		1,218		2,323
Interest expense excluding Financial Products		120		113
Other income (expense)		29		88
Consolidated profit before taxes		1,127		2,298
Provision (benefit) for income taxes		246		689
Profit of consolidated companies		881		1,609
Equity in profit (loss) of unconsolidated affiliated companies		1		2
Profit of consolidated and affiliated companies		882		1,611
Less: Profit (loss) attributable to noncontrolling interests		2		25
Profit [1]	$	880	$	1,586
Profit per common share	$	1.34	$	2.44
Profit per common share — diluted [2]	$	1.31	$	2.37
Weighted-average common shares outstanding (millions)				
- Basic		656.2		650.0
- Diluted [2]		671.6		670.2
Cash dividends declared per common share	$	—	$	—

---

[1] Profit attributable to common stockholders.
[2] Diluted by assumed exercise of stock-based compensation awards using the treasury stock method.

Caterpillar Inc.
Condensed Consolidated Statement of Financial Position
(Unaudited)
(Millions of dollars)

	March 31, 2013	December 31, 2012
Assets		
Current assets:		
Cash and short-term investments	$ 5,982	$ 5,490
Receivables - trade and other	9,843	10,092
Receivables - finance	8,830	8,860
Deferred and refundable income taxes	1,486	1,547
Prepaid expenses and other current assets	930	988
Inventories	15,074	15,547
Total current assets	42,145	42,524
Property, plant and equipment — net	16,276	16,461
Long-term receivables - trade and other	1,171	1,316
Long-term receivables - finance	14,320	14,029
Investments in unconsolidated affiliated companies	270	272
Noncurrent deferred and refundable income taxes	2,112	2,011
Intangible assets	3,875	4,016
Goodwill	6,840	6,942
Other assets	1,734	1,785
Total assets	$ 88,743	$ 89,356
Liabilities		
Current liabilities:		
Short-term borrowings:		
— Machinery and Power Systems	$ 667	$ 636
— Financial Products	4,315	4,651
Accounts payable	6,221	6,753
Accrued expenses	3,572	3,667
Accrued wages, salaries and employee benefits	1,150	1,911
Customer advances	2,920	2,978
Other current liabilities	1,865	2,055
Long-term debt due within one year:		
— Machinery and Power Systems	1,111	1,113
— Financial Products	7,153	5,991
Total current liabilities	28,974	29,755
Long-term debt due after one year:		
— Machinery and Power Systems	8,668	8,666
— Financial Products	18,572	19,086
Liability for postemployment benefits	10,999	11,085
Other liabilities	3,212	3,182
Total liabilities	70,425	71,774
Stockholders' equity		
Common stock	4,510	4,481
Treasury stock	(10,005)	(10,074)
Profit employed in the business	30,438	29,558
Accumulated other comprehensive income (loss)	(6,669)	(6,433)
Noncontrolling interests	44	50
Total stockholders' equity	18,318	17,582
Total liabilities and stockholders' equity	$ 88,743	$ 89,356

Caterpillar Inc.
Condensed Consolidated Statement of Cash Flow
(Unaudited)
(Millions of dollars)

	Three Months Ended March 31,	
	2013	2012
Cash flow from operating activities:		
Profit of consolidated and affiliated companies	$ 882	$ 1,611
Adjustments for non-cash items:		
Depreciation and amortization	723	661
Other	98	(18)
Changes in assets and liabilities, net of acquisitions and divestitures:		
Receivables — trade and other	223	150
Inventories	308	(2,038)
Accounts payable	118	517
Accrued expenses	(121)	22
Accrued wages, salaries and employee benefits	(742)	(1,053)
Customer advances	(61)	224
Other assets — net	41	160
Other liabilities — net	(45)	79
Net cash provided by (used for) operating activities	1,424	315
Cash flow from investing activities:		
Capital expenditures — excluding equipment leased to others	(896)	(844)
Expenditures for equipment leased to others	(336)	(285)
Proceeds from disposals of leased assets and property, plant and equipment	176	245
Additions to finance receivables	(2,715)	(2,727)
Collections of finance receivables	2,219	2,072
Proceeds from sale of finance receivables	66	39
Investments and acquisitions (net of cash acquired)	—	(63)
Proceeds from sale of businesses and investments (net of cash sold)	98	—
Proceeds from sale of available-for-sale securities	98	112
Investments in available-for-sale securities	(123)	(123)
Other — net	(46)	38
Net cash provided by (used for) investing activities	(1,459)	(1,536)
Cash flow from financing activities:		
Dividends paid	—	(298)
Distribution to noncontrolling interests	(8)	(4)
Common stock issued, including treasury shares reissued	8	7
Excess tax benefit from stock-based compensation	41	141
Proceeds from debt issued (original maturities greater than three months)	2,719	2,502
Payments on debt (original maturities greater than three months)	(2,602)	(2,213)
Short-term borrowings — net (original maturities three months or less)	387	856
Net cash provided by (used for) financing activities	545	991
Effect of exchange rate changes on cash	(18)	37
Increase (decrease) in cash and short-term investments	492	(193)
Cash and short-term investments at beginning of period	5,490	3,057
Cash and short-term investments at end of period	$ 5,982	$ 2,864

All short-term investments, which consist primarily of highly liquid investments with original maturities of three months or less, are considered to be cash equivalents.

Caterpillar Inc.
Supplemental Data for Results of Operations
For The Three Months Ended March 31, 2013
(Unaudited)
(Millions of dollars)

	Consolidated	Supplemental Consolidating Data		
		Machinery and Power Systems [1]	Financial Products	Consolidating Adjustments
Sales and revenues:				
Sales of Machinery and Power Systems	$ 12,484	$ 12,484	$ —	$ —
Revenues of Financial Products	726	—	814	(88)[2]
Total sales and revenues	13,210	12,484	814	(88)
Operating costs:				
Cost of goods sold	9,639	9,639	—	—
Selling, general and administrative expenses	1,390	1,275	129	(14)[3]
Research and development expenses	562	562	—	—
Interest expense of Financial Products	189	—	191	(2)[4]
Other operating (income) expenses	212	5	212	(5)[3]
Total operating costs	11,992	11,481	532	(21)
Operating profit	1,218	1,003	282	(67)
Interest expense excluding Financial Products	120	131	—	(11)[4]
Other income (expense)	29	(35)	8	56[5]
Consolidated profit before taxes	1,127	837	290	—
Provision (benefit) for income taxes	246	168	78	—
Profit of consolidated companies	881	669	212	—
Equity in profit (loss) of unconsolidated affiliated companies	1	1	—	—
Equity in profit of Financial Products' subsidiaries	—	209	—	(209)[6]
Profit of consolidated and affiliated companies	882	879	212	(209)
Less: Profit (loss) attributable to noncontrolling interests	2	(1)	3	—
Profit [7]	$ 880	$ 880	$ 209	$ (209)

---

[1] Represents Caterpillar Inc. and its subsidiaries with Financial Products accounted for on the equity basis.

[2] Elimination of Financial Products' revenues earned from Machinery and Power Systems.

[3] Elimination of net expenses recorded by Machinery and Power Systems paid to Financial Products.

[4] Elimination of interest expense recorded between Financial Products and Machinery and Power Systems.

[5] Elimination of discount recorded by Machinery and Power Systems on receivables sold to Financial Products and of interest earned between Machinery and Power Systems and Financial Products.

[6] Elimination of Financial Products' profit due to equity method of accounting.

[7] Profit attributable to common stockholders.

Caterpillar Inc.
Supplemental Data for Results of Operations
For The Three Months Ended March 31, 2012
(Unaudited)
(Millions of dollars)

| | Consolidated | Supplemental Consolidating Data | | |
		Machinery and Power Systems [1]	Financial Products	Consolidating Adjustments
Sales and revenues:				
Sales of Machinery and Power Systems	$ 15,288	$ 15,288	$ —	$ —
Revenues of Financial Products	693	—	777	(84)[2]
Total sales and revenues	15,981	15,288	777	(84)
Operating costs:				
Cost of goods sold	11,237	11,237	—	—
Selling, general and administrative expenses	1,340	1,224	127	(11)[3]
Research and development expenses	587	587	—	—
Interest expense of Financial Products	204	—	204	—[4]
Other operating (income) expenses	290	43	252	(5)[3]
Total operating costs	13,658	13,091	583	(16)
Operating profit	2,323	2,197	194	(68)
Interest expense excluding Financial Products	113	125	—	(12)[4]
Other income (expense)	88	20	12	56[5]
Consolidated profit before taxes	2,298	2,092	206	—
Provision (benefit) for income taxes	689	630	59	—
Profit of consolidated companies	1,609	1,462	147	—
Equity in profit (loss) of unconsolidated affiliated companies	2	2	—	—
Equity in profit of Financial Products' subsidiaries	—	143	—	(143)[6]
Profit of consolidated and affiliated companies	1,611	1,607	147	(143)
Less: Profit (loss) attributable to noncontrolling interests	25	21	4	—
Profit [7]	$ 1,586	$ 1,586	$ 143	$ (143)

---

[1] Represents Caterpillar Inc. and its subsidiaries with Financial Products accounted for on the equity basis.
[2] Elimination of Financial Products' revenues earned from Machinery and Power Systems.
[3] Elimination of net expenses recorded by Machinery and Power Systems paid to Financial Products.
[4] Elimination of interest expense recorded between Financial Products and Machinery and Power Systems.
[5] Elimination of discount recorded by Machinery and Power Systems on receivables sold to Financial Products and of interest earned between Machinery and Power Systems and Financial Products.
[6] Elimination of Financial Products' profit due to equity method of accounting.
[7] Profit attributable to common stockholders.

24

Caterpillar Inc.
Supplemental Data for Cash Flow
For The Three Months Ended March 31, 2013
(Unaudited)
(Millions of dollars)

		Supplemental Consolidating Data		
	Consolidated	Machinery and Power Systems [1]	Financial Products	Consolidating Adjustments
Cash flow from operating activities:				
Profit of consolidated and affiliated companies	$ 882	$ 879	$ 212	$ (209)[2]
Adjustments for non-cash items:				
Depreciation and amortization	723	538	185	—
Undistributed profit of Financial Products	—	(209)	—	209[3]
Other	98	67	(46)	77[4]
Changes in assets and liabilities, net of acquisitions and divestitures:				
Receivables - trade and other	223	265	(20)	(22)[4,5]
Inventories	308	311	—	(3)[4]
Accounts payable	118	82	15	21[4]
Accrued expenses	(121)	(51)	(70)	—
Accrued wages, salaries and employee benefits	(742)	(726)	(16)	—
Customer advances	(61)	(61)	—	—
Other assets - net	41	30	6	5[4]
Other liabilities - net	(45)	(36)	(4)	(5)[4]
Net cash provided by (used for) operating activities	1,424	1,089	262	73
Cash flow from investing activities:				
Capital expenditures - excluding equipment leased to others	(896)	(893)	(3)	—
Expenditures for equipment leased to others	(336)	(20)	(333)	17[4]
Proceeds from disposals of leased assets and property, plant and equipment	176	23	161	(8)[4]
Additions to finance receivables	(2,715)	—	(3,337)	622[5]
Collections of finance receivables	2,219	—	2,937	(718)[5]
Net intercompany purchased receivables	—	—	(14)	14[5]
Proceeds from sale of finance receivables	66	—	66	—
Net intercompany borrowings	—	—	34	(34)[6]
Proceeds from sale of businesses and investments (net of cash sold)	98	98	—	—
Proceeds from sale of available-for-sale securities	98	5	93	—
Investments in available-for-sale securities	(123)	(7)	(116)	—
Other - net	(46)	(28)	(18)	—
Net cash provided by (used for) investing activities	(1,459)	(822)	(530)	(107)
Cash flow from financing activities:				
Distribution to noncontrolling interests	(8)	(8)	—	—
Common stock issued, including treasury shares reissued	8	8	—	—
Excess tax benefit from stock-based compensation	41	41	—	—
Net intercompany borrowings	—	(34)	—	34[6]
Proceeds from debt issued (original maturities greater than three months)	2,719	54	2,665	—
Payments on debt (original maturities greater than three months)	(2,602)	(26)	(2,576)	—
Short-term borrowings - net (original maturities three months or less)	387	1	386	—
Net cash provided by (used for) financing activities	545	36	475	34
Effect of exchange rate changes on cash	(18)	(15)	(3)	—
Increase (decrease) in cash and short-term investments	492	288	204	—
Cash and short-term investments at beginning of period	5,490	3,306	2,184	—
Cash and short-term investments at end of period	$ 5,982	$ 3,594	$ 2,388	$ —

1 Represents Caterpillar Inc. and its subsidiaries with Financial Products accounted for on the equity basis.
2 Elimination of Financial Products' profit after tax due to equity method of accounting.
3 Elimination of non-cash adjustment for the undistributed earnings from Financial Products.
4 Elimination of non-cash adjustments and changes in assets and liabilities related to consolidated reporting.
5 Reclassification of Financial Products' cash flow activity from investing to operating for receivables that arose from the sale of inventory.
6 Elimination of net proceeds and payments to/from Machinery and Power Systems and Financial Products.

Caterpillar Inc.
Supplemental Data for Cash Flow
For The Three Months Ended March 31, 2012
(Unaudited)
(Millions of dollars)

	Consolidated	Machinery and Power Systems [1]	Financial Products	Consolidating Adjustments
		Supplemental Consolidating Data		
Cash flow from operating activities:				
Profit of consolidated and affiliated companies	$ 1,611	$ 1,607	$ 147	$ (143)[2]
Adjustments for non-cash items:				
Depreciation and amortization	661	482	179	—
Other	(18)	14	(62)	30[4]
Financial Products' dividend in excess of profit	—	107	—	(107)[3]
Changes in assets and liabilities, net of acquisitions and divestitures:				
Receivables - trade and other	150	39	(14)	125[4,5]
Inventories	(2,038)	(2,006)	—	(32)[4]
Accounts payable	517	533	15	(31)[4]
Accrued expenses	22	54	(33)	1[4]
Accrued wages, salaries and employee benefits	(1,053)	(1,034)	(19)	—
Customer advances	224	224	—	—
Other assets - net	160	194	11	(45)[4]
Other liabilities - net	79	20	13	46[4]
Net cash provided by (used for) operating activities	315	234	237	(156)
Cash flow from investing activities:				
Capital expenditures - excluding equipment leased to others	(844)	(842)	(2)	—
Expenditures for equipment leased to others	(285)	(22)	(358)	95[4,7]
Proceeds from disposals of leased assets and property, plant and equipment	245	37	214	(6)[4]
Additions to finance receivables	(2,727)	—	(4,759)	2,032[5,7]
Collections of finance receivables	2,072	—	4,188	(2,116)[5,7]
Net intercompany purchased receivables	—	—	43	(43)[5]
Proceeds from sale of finance receivables	39	—	39	—
Investments and acquisitions (net of cash acquired)	(63)	(7)	—	(56)[7]
Proceeds from sale of available-for-sale securities	112	7	105	—
Investments in available-for-sale securities	(123)	(2)	(121)	—
Other - net	38	10	28	—
Net cash provided by (used for) investing activities	(1,536)	(819)	(623)	(94)
Cash flow from financing activities:				
Dividends paid	(298)	(298)	(250)	250[6]
Distribution to noncontrolling interests	(4)	(4)	—	—
Common stock issued, including treasury shares reissued	7	7	—	—
Excess tax benefit from stock-based compensation	141	141	—	—
Proceeds from debt issued (original maturities greater than three months)	2,502	147	2,355	—
Payments on debt (original maturities greater than three months)	(2,213)	(126)	(2,087)	—
Short-term borrowings - net (original maturities three months or less)	856	500	356	—
Net cash provided by (used for) financing activities	991	367	374	250
Effect of exchange rate changes on cash	37	24	13	—
Increase (decrease) in cash and short-term investments	(193)	(194)	1	—
Cash and short-term investments at beginning of period	3,057	1,829	1,228	—
Cash and short-term investments at end of period	$ 2,864	$ 1,635	$ 1,229	$ —

[1] Represents Caterpillar Inc. and its subsidiaries with Financial Products accounted for on the equity basis.
[2] Elimination of Financial Products' profit after tax due to equity method of accounting.
[3] Elimination of Financial Products' dividend to Machinery and Power Systems in excess of Financial Products' profit.
[4] Elimination of non-cash adjustments and changes in assets and liabilities related to consolidated reporting.
[5] Reclassification of Financial Products' cash flow activity from investing to operating for receivables that arose from the sale of inventory.
[6] Elimination of dividend from Financial Products to Machinery and Power Systems.
[7] Reclassification of Financial Products' payments related to Machinery and Power Systems' acquisition of Caterpillar Tohoku Limited.